ONE Bio, Corp.
19950 West Country Club Drive, Suite 100,
Aventura, FL 33180

January 25, 2011

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3030
Washington, DC 20549
Attn: Mr. Jeffrey Riedler, Assistant Director

Re:	One Bio Corp. Rule 477 Application for Withdrawal Registration Statement on Form S-1 filed on February 10, 2010 SEC File No. 333-164848

Dear Ladies and Gentlemen

Pursuant to Rule 477 of Regulation C promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “ Act ”), One Bio Corp. (the “Company”) hereby respectfully requests the withdrawal effective as of the date hereof or at the earliest practicable date hereafter of the Company’s entire Registration Statement on Form S-1 (File No. 333-164848), filed with the Commission on February 10, 2010, as amended by Amendment No. 1 filed on April 8, 2010, as amended by Amendment No. 2 filed on June 2, 2010, as amended by Amendment No. 3 filed on June 30, 2010, as amended by Amendment No. 4 filed on September 23, 2010, as amended by Amendment No. 5 filed on September 28, 2010, as amended by Amendment No. 6 filed on October 13, 2010, as amended by Amendment No. 7 filed on October 19, 2010, as amended by Amendment No. 8 filed on October 29, 2010, as amended by Amendment No. 9 filed on October 29, 2010, as amended by Amendment No. 10 filed on November 4, 2010, as amended by Amendment No. 11 filed on November 12, 2010, as amended by Amendment No. 12 filed on November 23, 2010, and as amended by Amendment No. 13 filed on December 6, 2010, together with all exhibits thereto (the “ Registration Statement ”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement has not been declared effective and the Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (305) 328-7952, with a copy to the Company’s outside legal counsel, Jerold N. Siegan, Esq. 120 S. Riverside Plaza, 12th Floor, Chicago, Illinois 60606, facsimile number (312) 876-6274.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (305) 321-9991 or Jerold N. Siegan, Esq. of Arnstein & Lehr, LLP, counsel to the Registrant, at (312)-876-7874.
Respectfully Submitted,

One Bio, Corp.

By:	/s/ Marius Silvasan
Marius Silvasan
Chief Executive Officer and President